UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

RUBIO’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

78116B102

(CUSIP Number)

Steven E. Hartman Levine Leichtman Capital Partners IV, L.P. 335 N. Maple Drive, Suite 240 Los Angeles, CA 90210 (310) 275-5335	Richard J. Welch, Esq. Bingham McCutchen LLP 355 South Grand Avenue, 44th Floor Los Angeles, CA 90071 (213) 680-6499

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications)

January 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 78116B102

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.001 per share, of Rubio’s Restaurants, Inc., a Delaware corporation, (the “Company”), jointly filed by Levine Leichtman Capital Partners IV, L.P., Levine Leichtman Capital Partners IV-Amicus Fund, L.P., LLCP Partners IV GP, LLC, Levine Leichtman Capital Partners, Inc., Arthur E. Levine and Lauren B. Leichtman (collectively, the “Reporting Persons”) on October 21, 2009, as amended by Amendment No. 1 to Schedule 13D jointly filed by the Reporting Persons on December 28, 2009 (as amended, the “Schedule 13D”).  This Amendment is being filed to report that Capital Corp. has entered into a confidentiality agreement with, and delivered a non-binding indication of interest to, the Company’s investment banker.

Each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 4.          Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“On October 13, 2009, Capital Corp. entered into a letter agreement, dated October 13, 2009 (the “Letter Agreement”), with the members of the Meruelo Group.  A copy of the Letter Agreement is filed as Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference.  In connection with entering into the Letter Agreement, on October 13, 2009, Capital Corp. and the Meruelo Group jointly submitted a letter (the “Proposal Letter”) to the Company outlining a proposal by which the Partnership or an affiliate thereof (“LLCP”) and the Meruelo Group would acquire 100% of the outstanding Common Stock of the Company (excluding the shares of Common Stock held by the Meruelo Group) for a cash purchase price of $8.00 per share (the “Transaction”).  The Proposal Letter is attached as Exhibit 10.2 to this Schedule 13D and is incorporated herein by reference.  In the Proposal Letter, LLCP and the Meruelo Group requested that the Company enter into a proposed exclusivity agreement (the “Proposed Exclusivity Agreement”) on or before October 20, 2009, pursuant to which the Company would not, among other things, solicit, initiate or encourage the submission of proposals or offers relating to the acquisition of the Company’s securities until the earlier of 45 days after it enters into the Proposed Exclusivity Agreement or the date on which a definitive agreement with respect to the Transaction is entered into.  The Proposed Exclusivity Agreement is filed as Exhibit 10.3 to this Schedule 13D and is incorporated herein by reference.  Along with the Proposal Letter, LLCP and the Meruelo Group also submitted to the Company a proposed initial draft Agreement and Plan of Merger (the “Draft Merger Agreement”) for its consideration.

On December 11, 2009, Capital Corp. and the Company’s investment banker, on behalf of the Company, entered into the Confidentiality Agreement filed herewith as Exhibit 10.5 and incorporated herein by reference  (the “Confidentiality Agreement”).  Among other things, the Confidentiality Agreement contains standstill provisions whereby, except as contemplated by the Transaction, unless specifically invited in writing by the Company, for a period of twelve months from the date of the Confidentiality Agreement, Capital Corp. and its affiliates will not, directly or indirectly (i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership of any of the Company’s assets or businesses, or any bank debt, claims or other obligations of the Company, or any securities issued by the Company, or any rights or options to acquire such ownership (other than those currently owned), (ii) seek or propose to influence or control the management or policies of the Company or to obtain representation on the Company’s Board of Directors, or solicit, or participate in the solicitation of, any proxies or consents with respect to any securities of the Company, (iii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or (iv) seek or request permission or participate in any effort to do any of the foregoing or make or seek permission to make any public announcement with respect to the foregoing.  Notwithstanding the foregoing, the Confidentiality Agreement allows Capital Corp. and its affiliates to make a proposal to the board of directors of the Company with respect to any transaction described in the foregoing clause (i) and may take the actions with respect to such transaction as described in the foregoing clause (ii), if the Company shall have entered into a definitive agreement providing for, or, in the case of clause (y) below, its board of directors shall have recommended in favor of, (x) any direct or indirect acquisition or purchase by any person or group of a majority of the common stock or assets of the Company, (y) any tender offer or exchange offer that if consummated would result in any person or group acquiring a majority of the common stock of the Company or (z) any merger, consolidation, share exchange or other business combination involving the Company which, if consummated, would result in the shareholders of the Company immediately prior to the consummation of such transaction ceasing to own at least a majority of the equity interests in the surviving entity (or any direct or indirect parent of such surviving entity).

As of the date of this Amendment, the Reporting Persons have not received any non-public information from the Company other than any such information that may be contained in the offering memorandum distributed by the Company’s investment banker in connection with its solicitation of indications of interest.

On January 22, 2010, Capital Corp. and the Meruelo Group jointly submitted the non-binding indication of interest filed herewith as Exhibit 10.6 and incorporated herein by reference (the “Indication of Interest”) to the Company’s investment banker in accordance with the procedures for submitting indications of interest established by such investment banker.  The Indication of Interest increased the proposed cash purchase price for the Transaction to $8.50 per share and superseded the Proposal Letter in its entirety.

Other than the Confidentiality Agreement, there are no binding agreements between the Reporting Persons and the Company with respect to the Transaction.

LLCP and the Meruelo Group will provide all of the capital needed to close the proposed Transaction other than cash to be provided by the Company. The anticipated source of funds for the Transaction (including estimated expenses of approximately $4.7 million) include (i) approximately $13.3 million in cash from the Meruelo Group, (ii) approximately $3.9 million  in cash from LLCP, (iii) approximately $57.5 million in senior and senior subordinated loans from LLCP (collectively, the “Loans”) (See Item 6), and (iv) approximately $5.3 million in funds that will be provided by the Company in the form of cash on hand at the closing of the Transaction.  The anticipated principal terms of the Loans are set forth as Annex A and Annex B to the Letter Agreement.

Except for the plans and proposals set forth in the Indication of Interest and otherwise described above, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.”

ITEM 6.          Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

The penultimate paragraph of Item 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“The disclosure in Item 4 of this Schedule 13D regarding the Indication of Interest and the Confidentiality Agreement are incorporated herein by reference.”

ITEM 7.                                      Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Description

10.1

Letter Agreement, dated October 13, 2009, by and among Levine Leichtman Capital Partners, Inc. and the Meruelo Group (incorporated by reference to Exhibit 10.1 of the Schedule 13D/A filed with the Commission on October 15, 2009 by Alex Meruelo Living Trust and certain other reporting persons (the “Meruelo Schedule 13D/A”)

10.2	Proposal Letter submitted to the Company by the Meruelo Group and Levine Leichtman Capital Partners, Inc. on October 13, 2009 (incorporated by reference to Exhibit 10.2 of the Meruelo Schedule 13D/A)

10.3

Proposed Exclusivity Agreement submitted to the Company by the Meruelo Group and Levine Leichtman Capital Partners, Inc. on October 13, 2009 (incorporated by reference to Exhibit 10.3 of the Meruelo Schedule 13D/A)

10.4

Amendment to Letter Agreement, dated December 23, 2009, by and among Levine Leichtman Capital Partners, Inc. and the Meruelo Group (incorporated by reference to Exhibit 10.4 of the amendment to the Schedule 13D filed by the Reporting Persons on December 28, 2009).

10.5	Confidentiality Agreement, dated December 11, 2009, by and between Levine Leichtman Capital Partners, Inc. and Cowen and Company, LLC, as agent.

10.6	Indication of Interest submitted to the Company by the Meruelo Group and Levine Leichtman Capital Partners, Inc. on January 22, 2010.

99.1

Joint Reporting Agreement, dated October 21, 2009, among Levine Leichtman Capital Partners IV, L.P., Levine Leichtman Capital Partners IV-Amicus Fund, L.P., LLCP Partners IV GP, LLC, Levine Leichtman Capital Partners, Inc., Arthur E. Levine and Lauren B. Leichtman (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed by the Reporting Persons on October 21, 2009)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 22, 2010
LEVINE LEICHTMAN CAPITAL PARTNERS IV, L.P.,
a Delaware limited partnership

	By:	LLCP Partners IV GP, LLC,
a Delaware limited liability company, its General Partner

		By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its Manager

		By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

LEVINE LEICHTMAN CAPITAL PARTNERS IV-AMICUS FUND, L.P.,
a Delaware limited partnership

	By:	LLCP Partners IV GP, LLC,
a Delaware limited liability company, its General Partner

		By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its Manager

		By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

LLCP PARTNERS IV GP, LLC,
a Delaware limited liability company

	By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its Manager

		By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC.,
a California corporation

By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description

10.5	Confidentiality Agreement, dated December 11, 2009, by and between Levine Leichtman Capital Partners, Inc. and Cowen and Company, LLC, as agent.

10.6	Indication of Interest submitted to the Company by the Meruelo Group and Levine Leichtman Capital Partners, Inc. on January 22, 2010.